NXT ENERGY SOLUTIONS INC
As at and for the year ended December 31, 2010

KPMG LLP
Chartered Accountants	Telephone	(403) 691-8000
2700 205 - 5 th Avenue SW	Telefax	(403) 691-8008
Calgary AB T2P 4B9	Internet	www.kpmg.ca

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of NXT Energy Solutions Inc.

We have audited the accompanying consolidated financial statements of NXT Energy Solutions Inc., which comprise the consolidated balance sheets as at December 31, 2010 and 2009 and the consolidated statements of loss and comprehensive loss, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2010, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with US generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of NXT Energy Solutions Inc. as at December 31, 2010 and 2009, and its consolidated results of operations and its consolidated cash flows for each of the years in the three-year period ended December 31, 2010 in accordance with US generally accepted accounting principles.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements, which indicates the NXT Energy Solutions Inc. has accumulated losses of $6.9 million and has cash outflows from operating activities of $5.3 million over the two years ended December 31, 2010.  These conditions, along with other matters as set forth in Note 1, indicate the existence of a material uncertainty that may cast significant doubt about the Company’s ability to continue as a going concern.

Chartered Accountants
Calgary, Canada
April 29, 2011

NXT ENERGY SOLUTIONS INC
Consolidated Balance Sheets
(Expressed in Canadian dollars except share data)
	December 31, 2010	December 31, 2009
Assets
Current assets:
Cash and cash equivalents	$464,583	$4,174,145
Short term investments	905,651	-
Accounts receivable	3,071	1,142,380
Prepaid expenses and other	45,941	53,288
	1,419,246	5,369,813

Restricted cash [note 4]	101,856	-
Property and equipment [note 3]	525,804	635,827

	$2,046,906	$6,005,640

Liabilities and Shareholders' Equity
Current liabilities:
Trade payables	$443,423	$413,997
Accrued liabilities [note 5]	133,165	295,739
Current portion of capital lease obligation	10,684	10,684
	587,272	720,420
Long term liabilities:
Capital lease obligation	8,153	16,834
Asset retirement obligation [note 6]	54,444	51,254
Derivative liability [note 7]	-	183,815
	649,869	972,323

Commitments and contingencies [note 14]
Future operations [note 1]
Subsequent event [note 16]

Shareholders' equity:
Preferred shares: - authorized unlimited
Issued: 10,000,000 [note 9]	3,489,000	3,489,000
Common shares: - authorized unlimited
Issued: 30,801,796 shares as of December 31, 2010 (2009 - 30,701,796) [note 8]	52,031,435	51,934,360
Contributed capital	4,659,026	3,939,953
Deficit	(59,493,359)	(55,040,931)
Accumulated other comprehensive income	710,935	710,935
	1,397,037	5,033,317

	$2,046,906	$6,005,640

Signed "George Liszicasz"	Signed "Charles Selby"
Director	Director

The accompanying notes to these consolidated financial statements are an integral part of these consolidated balance sheets.

NXT ENERGY SOLUTIONS INC
Consolidated Statements of Loss and Comprehensive Loss
(Expressed in Canadian dollars except share data)

	For the year ended December 31,
	2010	2009	2008
Revenue
Survey revenue	$443,011	$3,683,326	$2,944,470

Expense
Survey cost	466,428	1,587,120	211,237
Administrative	4,256,621	4,241,139	3,678,803
Amortization, depreciation and depletion	164,065	175,900	175,985
	4,887,114	6,004,159	4,066,025
	(4,444,103)	(2,320,833)	(1,121,555)

Other expense
Interest income	(9,923)	(80,633)	(234,007)
Loss (gain) on foreign exchange	16,509	150,958	(20,242)
Loss (gain) on sale of property	1,074	(1,037)	(20,325)
Accretion of asset retirement obligation	4,092	7,653	210,943
Other expense (income)	(3,427)	7,351	83,367
	8,325	84,292	19,736

Net loss and comprehensive loss	$(4,452,428)	$(2,405,125)	$(1,141,291)

Net loss per share [note 8]
Basic and diluted	$(0.14)	$(0.08)	$(0.04)
The accompanying notes to these consolidated financial statements are an integral part of these consolidated statements of loss and comprehensive loss.

NXT ENERGY SOLUTIONS INC Consolidated Statements of Cash Flow  (Expressed in Canadian dollars)
	For the year ended December 31,
	2010	2009	2008
Operating activities
Net loss	$(4,452,428)	$(2,405,125)	$(1,141,291)

Amortization, depreciation and depletion	164,065	175,900	175,985
Accretion of asset retirement obligation	4,092	7,653	210,943
Stock-based compensation expense	577,815	672,060	653,042
Loss (gain) on sale of property	1,074	(1,037)	(20,325)
Asset retirement obligations paid	(902)	(5,396)	(161,946)
Changes in non-cash working capital
Accounts receivable	1,139,309	(1,121,811)	818,968
Prepaid expenses and other	7,347	3,871	65,132
Unearned revenue	-	-	(2,232,470)
Trade payables	29,426	54,462	(156,697)
Accrued liabilities	(162,574)	39,115	(27,491)
Net cash used by operating activities	(2,692,776)	(2,580,308)	(1,816,150)

Financing activities
Repayment of capital lease	(8,681)	(7,977)	(7,329)
Repayment of registration penalty	-	-	(178,540)
Issue of common shares, net of issuance costs	-	50,239	-
Exercise of options and warrants	54,518	-	1,499,853
Net cash generated by financing activities	45,837	42,262	1,313,984

Investing activities
Invested in property and equipment	(55,516)	(184,035)	(292,026)
Proceeds on the sale of property	400	2,056	47,400
Increase in restricted cash	(101,856)	-	-
Decrease (increase) in short term investments	(905,651)	6,748,105	(1,095,439)
Net cash generated (used) by investing activities	(1,062,623)	6,566,126	(1,340,065)

Net cash inflow (outflow)	(3,709,562)	4,028,080	(1,842,231)
Cash and cash equivalents, beginning of year	4,174,145	146,065	1,988,296

Cash and cash equivalents, end of year	$464,583	$4,174,145	$146,065

Cash interest paid	$2,003	$2,707	$3,354

The accompanying notes to these consolidated financial statements are an integral part of these consolidated statements of cash flow.

NXT ENERGY SOLUTIONS INC
Consolidated Statements of Shareholders' Equity
(Expressed in Canadian dollars except share data)
	For the year ended December 31,
	2010	2009	2008
Common Shares
Balance at the beginning of year	$51,934,360	$51,884,121	$49,789,695
Issued upon exercise of stock options and warrants	97,075	-	2,050,030
Issued through private placement; net of issue costs	-	50,239	-
Issued for services	-	-	44,396
Balance at end of year	52,031,435	51,934,360	51,884,121

Preferred Shares
Balance at the beginning and end of year	3,489,000	3,489,000	3,489,000

Contributed Capital
Balance at the beginning of year	3,939,953	3,519,072	3,416,207
Opening balance adjustment upon adoption of change in accounting policy [note2]	-	(108,779)	-
Option and warrant compensation costs	761,630	529,660	653,042
Contributed capital transferred to common shares pursuant to exercise of options and warrants	(42,557)	-	(550,177)

Balance at end of year	4,659,026	3,939,953	3,519,072

Deficit
Balance at the beginning of year	(55,040,931)	(52,703,170)	(51,561,879)
Opening balance adjustment upon adoption of change in accounting policy [note 2]	-	67,364	-
Net loss for the year	(4,452,428)	(2,405,125)	(1,141,291)

Balance at end of year	(59,493,359)	(55,040,931)	(52,703,170)

Accumulated Other Comprehensive Income
Balance at beginning and end of year	710,935	710,935	710,935

Total Shareholders' Equity end of year	$1,397,037	$5,033,317	$6,899,958

The accompanying notes to the consolidated financial statements are an integral part of the condensed consolidated statements of shareholders' equity.

NXT ENERGY SOLUTIONS INC
Notes to the Consolidated Financial Statements
As at and for the year ended December 31, 2010
(Expressed in Canadian dollars)

1. Organization and Ability to Continue Operations

NXT Energy Solutions Inc ("we", "company" or "NXT") was incorporated under the laws of the State of Nevada on September 27, 1994. NXT was continued from the State of Nevada to the Province of Alberta, Canada on October 24, 2003.

We own a proprietary technology called Stress Field Detection ("SFD®"). SFD® is a remote sensing airborne survey system that is designed to identify areas with oil and natural gas reserve potential. This technology was acquired from NXT's current CEO and President on December 31, 2005 following a ten year period wherein the company controlled the technology through a series of licensing agreements.

For the ten year period prior to 2006 the company had engaged in extensive activities to develop, validate and obtain industry acceptance of SFD®. These pre-2006 activities included conducting SFD® surveys for oil and gas industry partners on a cost recovery basis and participating as a joint venture partner in SFD® identified exploration wells. By December 31, 2005 the company had accumulated approximately $47.6 million of deficits in conducting these activities.

This early period was effective in developing the technology to a stage where SFD® was both technically ready and had the required industry validation to embark on the commercial phase of the company. In 2006 the company began this commercialization phase and began offering SFD® survey services to the oil and gas clients engaged in exploration activities with a focus on potential clients operating in the Canadian western sedimentary basin. In the period 2006 through to the end of 2008 the company earned in Canada $9.8 million of survey revenue, accumulated an additional $5.1 million in deficits, yet generated $0.9 million of cash in operating activities and invested $0.8 million in property and equipment.

The financial crisis of 2008 that affected a number of markets resulted in a dramatic decline in the company's Canadian market opportunities and caused the company to re-focus its sales activities towards international markets in 2009. In 2009 the company commenced operations in Colombia. Since the beginning of 2009 until the end of 2010 the company earned $4.1 million of survey revenue in Colombia with $3,683,326 earned in 2009 and $443,011 in 2010. In this two year period the company accumulated an additional $6.9 million in deficits, used $5.3 million of cash in operating activities and invested $0.2 million in property and equipment.

Despite having provided services to clients for five years, the company is still in the early stage of commercializing its SFD® technology. The generation of positive cash flow from operations in the future will depend largely on its ability to demonstrate the value of our survey system to a larger client base than the current number of clients serviced by the company and to increase its revenues as contemplated by our business plan. Management recognizes that this early commercialization phase can last for several years. While the company is in this early stage of commercialization, the company’s financial position is materially impacted by the loss or gain of any one client. The company's ability to continue operations is dependent on obtaining financing and attracting future customers through demonstrating the value that the company can bring to their exploration activities.

These consolidated financial statements have been prepared on a going concern basis in accordance with United States generally accepted accounting principles. The going concern basis of presentation assumes that the company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. There is significant doubt about the appropriateness of the use of the going concern assumption because the company has experienced losses and negative cash flow from operations over the past several years and has working capital as at December 31, 2010 of $0.8 million that management believes is not sufficient to support the company's operations for the next twelve months without additional revenue or capital.

The company anticipates generating both net income and cash from operations in future years with its business model; however, the occurrence and timing of this outcome cannot be predicted with certainty.

These consolidated financial statements do not include any adjustments to amounts and classifications of assets and liabilities or reported expenses that would be necessary should we be unable to generate sufficient net income and cash from operations as required in future years to continue as a going concern.

2. Significant Accounting Policies

Basis of Presentation
These consolidated financial statements for the year ended December 31, 2010 have been prepared by management in accordance with generally accepted accounting principles of the United States of America in accordance with the same accounting policies and methods used in preparing the consolidated financial statements for the years ended December 31, 2009 and 2008.

Estimates and Assumptions
The preparation of these consolidated financial statements requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, including the disclosure of contingent assets and liabilities, at the date of these consolidated financial statements as well as revenues and expenses recorded during the reporting periods.

Estimates include allowances for doubtful accounts, estimated useful lives of assets, provisions for contingent liabilities, measurement of stock-based compensation, valuation of future tax assets and valuation of preferred shares including the likelihood that the conversion feature of the preferred shares will be achieved. The estimates and assumptions used are based upon management's best estimate. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the period when determined. Actual results may differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents consist of cash on hand and short term securities with original maturity less than 90 days at the date of acquisition.

Short Term Investments
Short term investments include short term securities, held by a major Canadian chartered bank, with original maturities greater than 90 days and less than one year. Investments are recorded at fair value.

Revenue Recognition
We recognize revenue on SFD® survey contracts on a completed contract basis, net of government sales tax. All money received or invoiced in advance of completion of the contract is reflected as unearned revenue and treated as a current liability on our balance sheet. All survey expenditures and obligations related to SFD® survey contracts are reflected as work-in-progress and treated as a current asset on our balance sheet. Upon completion of the related contract, unearned revenue and the work-in-progress is moved as appropriate to the statement of earnings (loss) as either revenue or survey cost. Sales commissions are included in survey costs. Survey cost does not include any amortization or depreciation of property and equipment.

Fair Value of Financial Instruments
Our financial instruments consist of cash equivalents, short term investments, restricted cash, accounts receivable, trade payables and accrued liabilities. The carrying value of these financial instruments approximates their fair values due to their short term to maturity. We are not exposed to significant interest or credit risks arising from these financial instruments. We are exposed to foreign exchange risk as a result of holding U.S. and Colombian denominated financial instruments.

Derivative Liability
Derivatives are recognized on the balance sheet at fair value with realized and unrealized gains (losses) recognized in the Consolidated Statement of Loss. Derivatives are included into one of three categories based on a fair value hierarchy (Note 7). The company does not apply hedge accounting to any of its derivatives.

Property and Equipment
We carry our property and equipment at cost and depreciate or amortize them over their estimated service lives using the declining balance method, except for leasehold improvements where we use the straight line method, in accordance with the following annual rates:

● Computer hardware	30%
● Computer software	100%
● Furniture and other equipment	20%
● Leasehold improvements	over the remaining term of lease

Management periodically reviews the carrying value of our property and equipment to ensure that any impairment in value is recognized and reflected in our results of operations.

Research and Development Expenditures
We expense all research and development expenditures we incur to develop, improve and test our SFD® survey system and related components. Any intellectual property acquired for the purpose of enhancing research and development projects, if there is no alternative use for the intellectual property, is expensed in the period acquired.

Foreign Currency Translation
The company's functional currency is the Canadian dollar. Revenues and expenses denominated in foreign currencies are translated into Canadian dollars at the average exchange rate for the applicable period. Shareholders' equity accounts are translated into Canadian dollars using the exchange rates in effect at the time of the transaction. Monetary assets and liabilities are translated into Canadian dollars at the exchange rate in affect at the end of the applicable period. Exchange gains and losses resulting from these translations are included in the determination of net income.

Foreign currency translation adjustments resulting from these translations are included in net income.

Historically, the company had subsidiaries with the U.S. dollar as their functional currency. Foreign currency translation adjustments related to the consolidation of these subsidiaries is the only component of accumulated other comprehensive income.

Income Taxes
We follow the asset and liability method of accounting for income taxes. This method recognizes income tax assets and liabilities at the rates when the temporary differences are reversed or realized, based on temporary differences in reported amounts for financial statement and tax purposes. The effect of a change in income tax rates on future income tax assets and future income tax liabilities is recognized in income when enacted. Valuation allowances are provided when necessary to reduce future tax assets to an amount that is more likely than not to be realized.

Share-Based Payments
The company follows the fair value method of accounting for stock options. Under this method, an estimate of the fair value of the cost of all stock options granted to employees, directors and consultants is calculated using the Black Scholes option pricing model and charged to income over the vesting period of the option, with a corresponding increase recorded in contributed surplus. Upon exercise of the stock option, the consideration received by the company and the amount previously recorded in contributed surplus, is recorded as an increase to the share capital of the company.

Stock-based compensation for non-employees is periodically re-measured until the non-employees' performance is complete, or the amortization period is complete. Changes to the re-measured compensation are recognized in the period of change and amortized over the remaining life of the vesting period in the same manner as the original option.

Change in Accounting Policies and Recent Accounting Pronouncements
In June 2008, the FASB issued new guidance in assessing whether an equity-linked financial instrument (or embedded feature) is indexed to an entity’s own stock for purposes of determining whether the instrument falls outside the scope of the FASB's standard for accounting for derivative instruments. This guidance became effective for all fiscal year ends beginning after December 15, 2008 and required the cumulative effect resulting from the change in the accounting principle to be recognized as an adjustment to the opening balance of retained earnings.

In accordance with this new guidance, vested stock options that had been granted in U.S. dollars to contractors were considered not to be indexed to the company's own equity and therefore, are a derivative liability that must be recorded at fair value on a recurring basis. We have classified this derivative liability as level II where the fair value is determined by using valuation techniques that refer to observable market data. This change resulted in the company reducing contributed capital on January 1, 2009 by $108,779, representing the historical value attributed to certain options and then recording these options as a derivative liability at their fair market value of $41,415. The cumulative effect of this change in accounting principle of $67,364 was recognized as a reduction to the opening balance of Accumulated Loss for the year ended December 31, 2009. These options will be revalued to market at each reporting period and the change in the liability value will be charged or credited to the Statement of Loss.

Consolidation
We have consolidated the accounts of our wholly owned subsidiaries in the course of preparing these consolidated financial statements. All significant inter-company balances and transactions amongst NXT and its subsidiaries have been eliminated and are therefore not reflected in these consolidated financial statements. As of December 31, 2010 and 2009, the company consisted of NXT Energy Solutions Inc., and two inactive subsidiaries in the United States.

3. Property and Equipment

	As at December 31,
	2010	2009
Survey equipment	$605,751	$569,929
Furniture and other equipment	526,105	526,105
Computers and software	1,014,455	999,153
Leasehold improvements	67,213	67,213
Other	-	5,000
	2,213,524	2,167,400
Less accumulated depreciation, amortization and impairment	(1,687,720)	(1,531,573)
Net property and equipment	$525,804	$635,827

Included in other property and equipment are assets acquired under capital lease arrangements with future minimum lease payments of $8,874 through 2012. Amortization of these assets is included in amortization and depreciation on the Statement of Loss. At December 31, 2010 the net book value of the leased assets is $16,215 (2009 - $19,908) and related accumulated amortization is $18,785 (2009 - $15,092).

The company is entitled to gross overriding royalties in Canada related to some previous SFD® surveys. In the three year period ended December 31, 2010 royalty revenue was included in Other Income within the Consolidated Statements of Loss.

4. Restricted Cash
Restricted cash consists of U.S. dollar money market securities deposited by the company with two financial institutions to provide security for the institutions to issue bank letters of credit for the benefit of third parties to satisfy the company's contractual commitments. The first deposit consists of $42,179 (U.S. $42,408) held on deposit in a Barbados bank to satisfy contractual requirements related to ongoing SFD® survey services in Colombia. These funds are encumbered until 2012. The second balance consists of $59,676 (U.S. $60,000) held on deposit in a Canadian chartered bank to satisfy a bid bond requirement for a SFD® survey scheduled to be completed in Asia in 2011. Carrying value consists of principle balance plus accrued interest.

5. Accrued Liabilities
	As at December 31,
	2010	2009
Legal and accounting	$118,065	$162,752
Commission on sales	-	30,958
Consultant fees	15,100	25,000
Survey costs	-	77,029
	$133,165	$295,739

6. Asset Retirement Obligation

Asset retirement obligations relate to wells where the company has outstanding abandonment and reclamation obligations in accordance with government regulations. The company's obligation relates to 8 gross (1.1 net) wells drilled in the years 2000 through 2004 that still require abandonment. Management has determined the asset retirement obligation based upon estimates of the costs to remediate, reclaim and abandon the wells and the estimated timing of the costs to be incurred. These obligations are estimated to have a future liability of approximately $61,000 to be settled within the next four years. The present value of this asset retirement obligation has been calculated using an inflation rate of 3.4% and discounted using a credit-adjusted risk-free interest rate of 10.0%.
	For the year ended December 31,
The following table reconciles the asset retirement obligations:	2010	2009	2008
Asset retirement obligation, beginning of year	$51,254	$48,997	$-
Additions in the year	-	4,753	208,307
Accretion	4,092	2,900	2,636
Costs incurred	(902)	(5,396)	(161,946)
Asset retirement obligation, end of year	$54,444	$51,254	$48,997

7. Derivative Liability

The company previously issued U.S. dollar denominated contractor stock options. As described in note 2, the vested portion of these options met the criteria of a derivative instrument and were recognized at fair value. Under the FASB's fair value measurement standards, financial instruments that are recorded at fair value on a recurring basis are required to be classified into one of three categories based upon a fair value hierarchy. We classified our derivative instruments as level II where the value is determined by using valuation techniques that refer to market data.

All adjustments arising from a recurring market revaluation of the derivative instruments are reflected as either an increase or decrease to the line item ‘Administrative’ on the company's consolidated statement of loss. At December 31, 2010 the company had no outstanding derivative liabilities.

The following table outlines the change in the derivative liability values:
	For the year ended December 31,
	2010	2009
Balance as at beginning of year	$183,815	$-
Adjustment to opening balance upon adoptions of change in accounting policy [note 2]		41,415
Increase (decrease) in value	(183,815)	142,400
Balance at the end of the year	$-	$183,815

8. Common Shares

The company has an unlimited number of shares authorized.

The following table provides a continuity since January 1, 2008 of common shares. The value attributed to issued common shares includes cash consideration plus, where applicable, the value related to exercised warrants and option.

	Common Shares
	Shares	Amount
As at January 1, 2008	29,713,381	$49,789,695
Transactions during the year ended December 31, 2008
Issued to discharge accrued liabilities	9,205	44,396
Issued on exercise of options	276,667	182,099
Issued on exercise of warrants	677,543	1,867,931
As at December 31, 2008	30,676,796	$51,884,121
Transactions during the year ended December 31, 2009
Issued for cash	25,000	$50,239
As at December 31, 2009	30,701,796	$51,934,360
Transactions during the year ended December 31, 2010
Issued on exercise of options	100,000	$97,075
As at December 31, 2010	30,801,796	$52,031,435

Reconciliation of Earnings per Share Calculations

For the year ended December 31, 2010		Weighted Average
	Net Loss	Shares Outstanding	Per Unit
Basic and diluted	$(4,452,428)	30,774,974	$(0.14)

For the year ended December 31, 2009		Weighted Average
	Net Loss	Shares Outstanding	Per Unit
Basic and diluted	$(2,405,125)	30,690,426	$(0.08)

For the year ended December 31, 2008		Weighted Average
	Net Loss	Shares Outstanding	Per Unit
Basic and diluted	$(1,141,291)	30,369,586	$(0.04)

All options,, warrants and preferred shares were excluded from the diluted earnings per share calculation for the years ended December 31, 2010, 2009 and 2008 as they were antidilutive.

9. Preferred Shares

The company committed to the issue of 10,000,000 series 1 preferred shares to its chief executive officer, president and director on December 31, 2005 pursuant to a 10 year license agreement for the SFD® technology. This 2005 license agreement was superseded on December 31, 2006 by the execution of the Technical Transfer Agreement ("2006 TTA") wherein the company issued the 10,000,000 series 1 preferred shares and purchased outright the SFD® technology. The company is authorized to issue an unlimited number of preferred shares and has authorized the issuance of 10,000,000 series 1 preferred shares.

The 10,000,000 series 1 preferred shares have the following attributes:
●	Series 1 preferred shares are conditionally convertible into common shares.

●	2,000,000 of the series 1 preferred shares became convertible into common shares upon issue.

●
The remaining 8,000,000 series 1 preferred shares may become convertible into common shares in four 2,000,000 share increments should the company achieve specified cumulative revenue thresholds prior to December 31, 2015. These cumulative revenue thresholds are at U.S. $50 million, U.S. $100 million, U.S. $250 million and U.S. $500 million.

●
Cumulative revenue is defined as the sum of total revenue earned plus proceeds from the sale of assets accumulated since January 1, 2007, all denominated in United States dollars, and calculated in accordance with generally accepted accounting principles.

●
In the event that the final cumulative revenue threshold of U.S. $500 million is not achieved prior to December 31, 2015, the company has the option to either redeem any unconverted preferred shares for a price of $0.01 per share and forfeit the SFD® technology, or retain the ownership of the SFD® technology by making all remain series 1 preferred shares convertible into common shares.

●	Series 1 preferred shares shall not be transferable except with the consent of the board of directors.

●	Series 1 preferred shares do not participate in dividends.

At December 31, 2010, the company had generated cumulative revenue of approximately U.S. $12 million that is eligible to be applied to the conversion thresholds above.

10. Employee, Officers, Directors and Contractor Options

Summarized below are all outstanding options under the Plans as of December 31, 2010:
		Weighted average		Weighted average
		exercise price of		exercise price of
	Outstanding options	outstanding options	Options exercisable	exercisable options
Under $0.50	171,600	$0.45	166,600	$0.45
$0.50 - $0.99	1,963,204	$0.63	1,571,037	$0.63
Total sum of outstanding	2,134,804	$0.62	1,737,637	$0.61

Weighted average
remaining contractual
Range of exercise prices	life (years)
Under $0.50	4.7
$0.50 - $0.99	2.0
Total sum of outstanding	2.2
Continuity of options for the years ended December 31, 2010, 2009 and 2008 :

	For the year ended December 31, 2010
		Weighted average
	# of options	exercise price
Outstanding as at beginning of year	2,757,204	$1.76
Granted (including 2,113,204 options re-priced)	2,362,104	$0.62
Cancelled for re-pricing	(2,113,204)	$1.94
Forfeited	(431,300)	$1.48
Expired	(340,000)	$0.66
Exercised	(100,000)	$0.55
Options outstanding as at end of year	2,134,804	$0.62
Exercisable as at end of year	1,737,637	$0.61

	For the year ended December 31, 2009		For the year ended December 31, 2008
		Weighted average		Weighted average
	# of options	exercise price	# of options	exercise price
Outstanding as at beginning of year	2,270,204	$2.31	2,348,371	$1.71
Granted	730,000	$1.20	403,500	$2.34
Forfeited	(40,000)	$2.39	(150,000)	$2.04
Expired	(203,000)	$2.18	(55,000)	$2.30
Exercised	-	$-	(276,667)	$0.44
Options outstanding as at end of year	2,757,204	$1.76	2,270,204	$2.31
Exercisable as at end of year	1,594,038	$1.85	1,176,370	$1.90
On December 8, 2010 the company re-priced 2,113,204 previously issued options with an average strike price of U.S. $2.04. Upon being re-priced all these options became exercisable at a price of Cdn. $0.63 per share. All other terms of these re-priced options remained unchanged. These re-priced options were treated for accounting purposes as a modification of the previously issued options. Included in this re-priced option total are 1,615,000 options issued to directors and officers with an original average strike price of U.S. $2.35 per share. The re-pricing of officers and directors options was approved by disinterested shareholders at the company’s annual general meeting held on December 8, 2010.

The Stock Option Plan is approved annually by shareholders at the Annual General Meeting. The Stock Option Plan sets forth terms and conditions whereby options to purchase common shares of the company can be issued to directors, officers and employees of the company and to consultants retained by the company. The aggregate number of common shares reserved for issuance under this Plan, or any other prior Plan of the company shall not, at time of the stock option grant, exceed ten percent of the total number of issued and outstanding common shares (calculated on a non-diluted basis) unless the company receives permission of the stock exchange or exchanges on which the shares are then listed to exceed such threshold.

Issuance of options to any one participant shall not exceed five percent of the total number of issued and outstanding common shares in any 12 month period with consultants retained for investor relations duties further restricted to two percent in any 12 month period without permission of the stock exchange or exchanges on which the common shares of the company are listed. Furthermore, shareholder approval is required for grants of options to insiders of options that exceed ten percent of the issued common shares within any 12 month period. No options shall be granted for a term exceeding five years without permission of the stock exchange or exchanges on which the shares of the company are listed. All options issued under Plans are issued from treasury.

Options vest generally over the three year period starting from the date of grant subject to the continued provision of services whereby the options vest one-third at the end of each of the first three years following the grant date. Options generally expire, if unexercised, five years from the date of vesting. Some options at the discretion of the board are issued with early vesting periods and shorter expiry terms.

Compensation Expense Associated with Grant of Options
In the years ended December 31, 2010, 2009 and 2008 the company recorded stock-based compensation expense of $577,815, $672,060 and $653,042 respectively.

The grant date fair value is calculated in U.S. dollars using the Black Scholes option valuation model utilizing the following weighted average assumptions:
	For the year ended December 31,
	2010	2009	2008
Expected dividends paid per common share	Nil	Nil	Nil
Expected life (years)	1.8	3	3
Expected volatility in the price of common shares (%)	92%	103%	88%
Risk free interest rate (%)	1.5%	1.5%	4.0%
Weighted average grant date fair market value per share	$0.27	$0.70	$1.45
Intrinsic value of options exercised	$0.53	$-	$2.66
As of December 31, 2010, 2009 and 2008 there were $311,315, $865,242 and $985,473 respectively of total unrecognized compensation cost related to non-vested share-based compensation awards granted under the stock option plans. This cost is recognized over the remaining vesting period.

11. Warrants

The company had no warrants outstanding in the year ended December 31, 2010 .

Continuity of warrants for the year ended December 31, 2009:
	As at December 31, 2009		As at December 31, 2008
		Weighted average		Weighted average
	# of warrants	exercise price	# of warrants	exercise price
Outstanding as at beginning of the year	150,000	$ 2.20 Cdn	2,776,560	$1.96 U.S.
Exercised	-	-	(702,543)	$2.00 U.S.
Expired	(150,000)	$ 2.20 Cdn	(1,924,017)	-
Outstanding as at end of the year	-	$-	150,000	$2.20 Cdn

On June 30, 2007 NXT entered into agreements with a member dealer of the TSX Venture Exchange ("TSX-V") to act as sponsoring dealer for NXT's listing application to the TSX-V. Pursuant to the agreement, NXT issued 150,000 common share warrants to the dealer upon becoming listed on the TSX-V on December 3, 2007. The fair market value of these warrants was estimated at $482,750. The warrants had an exercise price of $2.20 and expired on December 3, 2009.

12. Income Taxes

Our income tax for accounting purposes is different from the amount computed by applying the statutory Canadian federal and provincial income tax rate to income or loss before taxes.
	For the year ended December 31,
	2010	2009	2008
Canadian statutory income tax rate	28.0%	29.0%	29.5%
Income tax recovery at statutory rate	$(1,246,680)	$(697,486)	$(336,681)
Impact of non deductible expenses on income tax
Stocked-based compensation	161,788	194,898	192,648
Forfeited in year	205,156	111,038	108,133
Exchange adjustment	103,007	339,527	(449,071)
Rate reduction	842,818	87,072	(85,122)
Other	12,226	(70,771)	(3,203)
Valuation allowance	(78,315)	35,722	573,296
	$-	$-	$-

	For the year ended December 31,
	2010	2009	2008
Deferred income tax assets:
Net operating loss carry forward USA (expiration dates: 2011-2028)	$1,970,205	$2,073,212	$2,412,739
Net operating loss carry forward Canada (expiration dates: 2011-2029)	3,410,240	3,095,143	2,749,895
Property and equipment	2,051,012	2,341,417	2,311,416
Valuation reserve	(7,431,457)	(7,509,772)	(7,474,050)
	$-	$-	$-

We have not recognized current or deferred U.S. or Canadian federal, state or provincial income taxes credits for the years ended December 31, 2010, 2009 and 2008 and have provided a full valuation allowance on the deferred tax asset because of uncertainty regarding their realization. These assets consist primarily of net operating loss carry forwards and timing differences on property and equipment.

Prior to and including 2010, the company and its subsidiaries incurred losses since incorporation. These losses have not been assessed by tax authorities and accordingly, all taxation years remain subject to review by tax authorities.

13. Related Party Transactions

In the second quarter of 2009 a private placement for 25,000 common shares was issued to an officer of the company to fulfill an obligation.

In the year ended December 31, 2008 we earned $1,200,000 of revenue from a client when a director of NXT was also at the time an officer of the client.

14. Commitments and Contingencies

On March 18, 2003 we were served a statement of claim and named as one of several defendants. The plaintiffs alleged that all defendants were in breach of an aircraft ferry flight contract where an aircraft crashed enroute. The plaintiffs are seeking damages in the amount of Cdn. $450,000. The Plaintiffs have not pursued their claim against NXT for over five years. NXT was not a party to the ferry flight contract and accordingly management believes the claim is without merit. The outcome of the claim is not determinable.

The company has a lease agreement for its current office space through October 31, 2012. The monthly lease payments are $31,871.

15. Comparative Figures

Certain amounts in the consolidated financial statements have been reclassified in the comparative periods to conform to the current year's presentation.

16. Subsequent Event

On February 16, 2011 the company closed a non-brokered private placement for aggregate proceeds of $1,600,300 (net $1,497,279) including $40,000 received from officers of the company. At the closing NXT issued 3,200,600 units at a price of $0.50 per unit, each unit consisting of one common share and one warrant. Each warrant entitles the holder to acquire an additional common share at a price of $0.60 per share on or before February 16, 2012, subject to certain acceleration terms. In connection with this closing the company paid a finder's fee of $72,660 and issued 145,320 finder's warrants. Following this closing, NXT had 34,002,396 shares issued and outstanding.

In the first quarter of 2011 the company announced two contract awards to conduct SFD® surveys in 2011. The first contract is for a U.S. $150,000 SFD® survey to be conducted in the United States and the second contract is for a U.S. $2,660,000 SFD® survey to be conducted in South Asia. Pursuant to the terms of the contract in South Asia the company has deposited U.S. $266,000 with a Canadian chartered bank to provide security for a performance bond. These funds shall be accounted for as Restricted Cash.